File No. 70-

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
         ---------------------------------------------------------------

                                    FORM U-1

                             APPLICATION/DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 ----------------------------------------------

                           New Century Energies, Inc.
                       Public Service Company of Colorado
                            Cheyenne Light, Fuel and
                                  Power Company
                           New Century Services, Inc.
                             WestGas Interstate Inc.
                          New Century Enterprises, Inc.
                   e prime, inc. and its subsidiary companies
                         PS Colorado Credit Corporation
                            Natural Fuels Corporation
                             PSRI Investments, Inc.
                           Green & Clear Lakes Company
                                1480 Welton, Inc.
                             1225 Seventeenth Street
                             Denver, Colorado 80202

                       Southwestern Public Service Company
                 Quixx Corporation and its subsidiary companies
          Utility Engineering Corporation and its subsidiary companies
                                 Tyler at Sixth
                              Amarillo, Texas 79101

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
                -------------------------------------------------

                           New Century Energies, Inc.
                 (Name of top registered holding company parent)
                -------------------------------------------------

   Richard C. Kelly                                Doyle R. Bunch II
   President and Treasurer                         Chairman and Secretary
   1225 Seventeenth Street                             Tyler at Sixth
   Denver, Colorado 80202                          Amarillo, Texas 79101

                    (Name and address of agents for service)

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:


     Susan A. Marshall, Esq.                     Gary W. Wolf, Esq.
 LeBoeuf, Lamb, Greene & MacRae,              Cahill Gordon & Reindel
              L.L.P.                               80 Pine Street
       125 West 55th Street                   New York, New York 10005
     New York, New York 10019

       James D. Steinhilper                        William Lewis
   Southwestern Public Service               Public Service Company of
             Company                                  Colorado
          Tyler at Sixth                      1225 Seventeenth Street
      Amarillo, Texas 79101                    Denver, Colorado 80202



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                                TABLE OF CONTENTS

                                                                          Page

Item 1.  Description of Proposed Transaction.........................        1

         A. General..................................................        1

         B. Description of the Parties to the Transaction............        2

         C. Overview of Financing Request............................        2

         D. Parameters for Financing Authorization...................        4

         E. Description of Specific Types of Financings..............        6

              1. NCE External Financings.............................        6

                    a. Capital Stock.................................        7

                         i. General..................................        7

                         ii. Benefit Plans and Open Market Purchases
                         of Common Stock ............................        7

                         iii. Dividend Reinvestment Plan.............        8

                    b. Short Term Debt...............................        9

                    c. Interest Rate and Equity Swaps................        9

                    d. Other Securities..............................       11

              2. Utility Subsidiary Financings.......................       11

                    a. Short Term Debt...............................       12

                    b. Interest Rate Swaps...........................       12

                    c. Other Securities..............................       13

              3. Non-Utility Subsidiary Financings...................       13

                                      -i-
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                     4. Intra-System Financings......................       14

                           a. General................................       14

                           b. Guarantees.............................       15

                     5. Changes in Capital Stock of Subsidiaries.....       15

                     6. Financing Entities...........................       16

                     7. Existing Financing Arrangements..............       16

                F. Description of Money Pool Transactions............       17

                     1. Utility Money Pool...........................       17

                     2. Non-Utility Money Pool.......................       20

                     3. Other Contributions to Money Pool............       20

                     4. Operation of the Money Pools and
                        Administrative Matters.......................       21

                     5. Authorization Amounts........................       21

                     6. Use of Proceeds..............................       21

                G. Financing of EWGs and FUCOs.......................       22

                H. Filing of Certificates of Notification............       22

                I. Statement Pursuant to Rule 54.....................       23

Item 2.  Fees, Commissions and Expenses..............................       24

Item 3.  Applicable Statutory Provisions.............................       24

Item 4.  Regulatory Approvals........................................       25

Item 5.  Procedure...................................................       25

Item 6.  Exhibits and Financial Statements...........................       25

                A. Exhibits..........................................       25

                B. Financial Statements..............................       26

Item 7.  Information as to Environmental Effects.....................       27


                                      -ii-

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Item 1.  Description of Proposed Transaction

         A.       General

                  New Century Energies, Inc. ("NCE"), a Delaware corporation, has previously filed an Application/Declaration on Form U-1 with the Securities and Exchange Commission (the "Commission") requesting authorization under
Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to acquire all of the outstanding voting securities of Public Service Company of Colorado, a Colorado corporation and an operating public utility company ("PSCo"), Southwestern Public Service Company, a New Mexico corporation and an operating public utility company ("SPS"), and Cheyenne Light, Fuel and Power Company, a Wyoming corporation and an operating public utility company ("Cheyenne"), and for other related transactions (File No. 70-8787) (the "Merger U-1").(1) Following the consummation of the transactions described in the Merger U-1, NCE will register as a holding company under the Act. Each of the entities that will be directly and indirectly owned subsidiaries (as defined in the Act) of NCE upon consummation of the transactions described in the Merger U-1, is referred to herein individually as a "Subsidiary" and collectively as "Subsidiaries". The terms "Subsidiary" and "Subsidiaries" shall also include entities that become subsidiaries of NCE after the consummation of the Merger.

                  In order to ensure that NCE and its Subsidiaries (the "Applicants") are able to meet their capital requirements upon registration and plan their future financing accurately, the Applicants are hereby requesting authorization for (1) financ-

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1        No authority for the issuance or acquisition of any stock or debt security is sought in the Merger U-1 except: (i) the issuance of NCE stock in connection with the business combination, and in exchange for the stock, of PSCo, SPS and Cheyenne, (ii) the issuance of stock to NCE by New Century Enterprises, Inc. ("Enterprises"), New Century Services, Inc. and West Gas Interstate, Inc., (iii) the acquisition by Enterprises of the outstanding voting securities of all of SPS's, and certain of PSCo's, non-utility subsidiaries and (iv) the issuance by Enterprises of debt to SPS to acquire SPS's subsidiaries. Those transactions for which authority is sought in the Merger U-1 are not covered hereby.

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                                       2


ing transactions for the period beginning with the effective date of an order issued in this proceeding through December 31, 2002 (the "Authorization Period") and (2) the establishment of two money pool arrangements through December 31, 2002: the Utility Money Pool and the Non-Utility Money Pool.

         B.       Description of the Parties to the Transaction

                  Following the consummation of the merger of PSCo and SPS (the "Merger"), NCE will register as a holding company under the Act and will have three operating utility subsidiaries (the "Utility Subsidiaries"): PSCo, an electric and gas utility company providing service in an area having an estimated population of 2.8 million in Colorado; SPS, an electric utility company providing service to an area with a population of approximately one million in the Panhandle and south plains of Texas, eastern and southeastern New Mexico, the Oklahoma Panhandle and southwestern Kansas; and Cheyenne, an electric and gas utility operating principally in Cheyenne, Wyoming. NCE's other direct Subsidiaries will include New Century Services, Inc. ("NC Services"), West Gas Interstate Inc. ("WGI"), PS Colorado Credit Corporation (together with its successor, if any, "PSCCC") and New Century Enterprises, Inc. ("Enterprises"), an intermediate holding company. All of NCE's directly and indirectly owned subsidiaries, other than the utility subsidiaries, are herein called the "Non-Utility Subsidiaries".

                  Additional information about the Applicants and their businesses is set forth in the Merger U-1 and the exhibits thereto.

         C.       Overview of Financing Request

                  The Applicants hereby request authorization to engage in the financing transactions set forth herein during the Authorization Period. The Applicants also request that any authorization with respect to this Application/Declaration (the "Application") include financings by newly formed Subsidiaries of NCE that are formed in accordance with the provisions of the Act, as the Applicants shall from time to time notify the Commission. The Application is intended to serve as a "shelf" application similar to a shelf registration permitted under Rule 415 promulgated under the Securities Act of 1933, as amended (the "1933 Act"), whereby the Applicants will be authorized to issue specified types of securities at any time, or from time to time, during the Authorization Period, with the details of each issuance and provisions of the securities to be determined

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by the Applicants at the time of issuance within certain pre-established parameters and would not be limited by any of the Commission's "policies" with respect thereto. This type of Application is consistent with the recommendation of the staff of the Division of Investment Management that the Commission modernize its administration of the Act, particularly with respect to financing authorizations, in order to "reduce significantly the number of applications requiring SEC approval and to provide more flexibility for registered holding companies and their Subsidiaries"(2) by issuing "orders covering blocks of securities to be sold at one time or from time to time over periods of up to five years."(3) The shelf approach will give the Applicants flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, which, in turn, should make them more competitive with other utility companies that are not subject to the jurisdiction of the Act. At the same time, the Commission will continue to have oversight over financings by the Applicants through the regular disclosures under the 1933 Act and the Securities Exchange Act of 1934, as amended (the "1934 Act"), and through the notification system established pursuant to this Application. Finally, this form of financing authorization under the Act is consistent with existing Commission precedent. See, e.g., Columbia Gas Systems, Inc., et al., HCAR No. 26634 (December 23, 1996); Consolidated Natural Gas Company, HCAR No. 26500, File 70-8667 (March 28, 1996); Mississippi Power Company, HCAR No. 26491 (March 13, 1996); Gulf States Utilities Company, HCAR No. 26451 (January 16, 1996).

                  The Applicants also hereby request authorization to deviate from the Commission's statements of policy with respect to first mortgage bonds and preferred stock in connection with the securities proposed to be issued and sold pursuant to this Application.

                  The authorization requested herein relates to (i) external issues of capital stock, short term debt, interest rate and equity swaps and other securities by NCE;

----------
2 Division of Investment Management, The Regulation of Public-Utility Holding Companies (June 1995) (the "1995 Report") at 50.

3    1995 Report at 54.

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                                       4


(ii) external issuances of capital stock and debt securities not subject to the Rule 52 safe harbor, including short term debt and interest rate swaps, by the Utility Subsidiaries, (iii) external issuances of capital stock and debt securities not subject to the Rule 52 safe harbor by Non-Utility Subsidiaries,
(iv) intrasystem financing between NCE and its Subsidiaries, including the issuance of intrasystem guarantees, (v) the ability of the Subsidiaries to alter their legal capitalization in order to engage in financing with their parent company, (vi) the ability of NCE and its Subsidiaries to acquire, redeem or retire its securities to the extent not covered by the exemption provided in Rule 42, (vii) the formation and issuances of securities by newly formed financing entities, including intrasystem guarantees of such securities, (viii) the retention of existing financing entities, (ix) certain existing financings and (x) financing investments in exempt wholesale generators of ("EWGs") and foreign utility companies ("FUCOs").

                  This Application also constitutes a request by the Applicants for approval under the Act to solicit proxies, consents or authorizations to obtain shareholder approval which may be required under Section 12(e) of the Act and Rule 62 thereunder; provided that the solicitation shall be within the exemption provided by Rule 65.

         D.       Parameters for Financing Authorization

                  This Application requests authority to engage in financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which are not covered by Rule 52, without further prior approval by the Commission. Accordingly, it is appropriate that NCE and the Utility Subsidiaries meet certain financial tests as a precondition to such financing transactions. The general preconditions for engaging in authorized financing transactions without further Commission approval are set forth directly below; further limitations on specific types of financings are set forth further herein.

                  1. Maintenance of Equity Ratio. NCE's (and each Utility Subsidiary's) common equity (as reflected in their most recent Forms 10-K or Forms 10-Q filed with the Commission pursuant to the 1934 Act, as the case may be or, if such Forms are not filed, as set forth in their most recent quarterly or annual financial statements prepared in accordance with generally accepted accounting principles) is at least 30% of its consolidated capitalization, as adjusted to reflect subsequent events that affect capitalization;

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                                       5


                  2. Investment Grade Debt. Any long-term debt issued to unaffiliated parties pursuant to the authority requested hereby and not exempt under Rule 52 is rated or meets the qualifications for being rated investment grade by a nationally recognized statistical rating organization (as that term is used in Rule 15c3-1(c)2(vi)(F) under the 1934 Act);

                  3. Effective Cost of Money on Borrowings. The effective cost of money on long-term debt financings authorized by this Application does not exceed 300 basis points over the interest rate borne by comparable term U.S. Treasury securities and the effective cost of money on short-term debt financings authorized by this Application does not exceed 300 basis points over the London interbank offered rate (LIBOR);

               4. Effective Cost of Money on Other Approved Securities. The effective cost of money on preferred stock and other fixed income oriented securities does not exceed 500 basis points over the interest rate borne by 30 year term U.S. Treasury securities;

               5. Maturity of Debt. The maturity of authorized indebtedness will not exceed 50 years;

               6. Issuance Expenses. The underwriting fees, commissions and other similar remunerations paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application does not exceed 5% of the principal or total amount of the financing;

                  7. Aggregate Dollar Limit. The aggregate amount of outstanding external financing effected by NCE and its Subsidiaries pursuant to any authorization granted hereunder during the Authorization Period does not exceed $10 billion; provided, that in calculating the amount of external financing effected with respect to short term debt and revolving credit arrangements, only outstanding amounts of such debt and under such arrangements will be counted. Further, credit support of underlying subsidiary obligations (because the same would be subject to a separate $4 billion limitation relating to intrasystem guarantees and credit support discussed in the next paragraph) would not be included in the calculation. Interest and equity swaps will relate only to investments or obligations already existing at the time of the swap transaction.

                  The aggregate amount of outstanding securities issued by the Subsidiaries to NCE or to other Subsidiaries pursuant to any authorization granted hereunder does not exceed $4 billion

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and the aggregate amount of intrasystem guarantees and other credit support obligations outstanding at any one time pursuant to any authorization granted hereunder does not exceed $4 billion.

                  8. Use of Proceeds. The proceeds from the financings authorized by the Commission pursuant to this Application will be used for general and corporate purposes, including (i) financing, in part, capital expenditures of NCE and its Subsidiaries, (ii) the repayment, redemption, refunding or purchase of debt and capital stock of NCE or its Subsidiaries without the need for prior Commission approval pursuant to Rule 42 or a successor rule, (iii) financing working capital requirements and capital spending of the NCE system and (iv) other lawful general purposes.

                  The authorization requested herein to engage in external or intrasystem financing without additional Commission approval does not apply in the case of any financing (other than through the use of internally generated funds and/or consolidated retained earnings) for the purpose of investing in an EWG or FUCO as defined in Sections 32 and 33 of the Act, respectively unless such investment is in compliance with Rules 53 and 54 (as described below).

         E.       Description of Specific Types of Financings

                  1.       NCE External Financings

                  NCE may obtain funds externally through short-term debt financing, including commercial paper sales, and sales of capital stock. Debt and capital stock financings may be issued and sold pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such debt and capital stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. Common stock may also be sold pursuant to various existing PSCo or SPS employee benefit plans or new NCE employee benefit plans and the NCE dividend reinvestment plan. In addition, NCE may issue and sell income preferred securities.

                  NCE may sell securities covered by this Application in any of the following ways: (i) through underwriters or

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dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established for their benefit) and other shareholders through its employee benefit plans or its dividend reinvestment plan. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by NCE) or directly by one or more underwriters acting alone. The securities may be sold directly by NCE or through agents designated by NCE from time to time. If dealers are utilized in the sale of any of the securities, NCE will sell such securities to the dealers, as principal. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If equity securities are being sold in an underwriting offering, NCE may grant the underwriters thereof a "green shoe" option permitting the purchase from NCE at the same price additional equity securities then being offered solely for the purpose of covering over allotments.

                  If debt securities are being sold, they may be sold pursuant to "delayed delivery contracts" which permit the underwriters to locate buyers who will agree with NCE to buy the debt at the same price but at a later date than the date of the closing of the sale to the underwriters.

                           a.       Capital Stock

                           i.      General

                  NCE may issue and sell common or preferred stock, income preferred securities or rights, options and warrants convertible into common or preferred stock and issue stock upon the exercise of convertible debt or equity securities or pursuant to rights, options, warrants and similar securities. NCE may also buy back shares of such stock or such other Securities during the Authorization Period.

                           ii. Benefit Plans and Open Market Purchases of Common Stock

                  PSCo and SPS currently have 6 employee benefit plans pursuant to which they issue and/or sell common stock to their
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employees. Pursuant to the terms of the Agreement and Plan of Reorganization dated as of August 22, 1995, as amended, among NCE, PSCo and SPS, following the effective time of the Merger, 4 of these plans will provide for the issuance and/or sale of NCE common stock and the remaining 2 plans will be terminated. On or prior to the consummation of the mergers, NCE will adopt a plan which will provide for the issuance and/or sale of NCE common stock and stock options. NCE may issue shares of its common stock under the authorization, and within the limitations, set forth herein in order to satisfy its obligations under such plans. Attached hereto as Exhibit B-4 is a summary of the terms of these plans. To the extent that following consummation of the mergers NCE adopts its own employee benefit plans that provide for the issuance of NCE common stock, NCE may issue shares of its common stock under the authorization and within the limitations set forth herein, provided that NCE will provide the Commission with a summary of the terms of any such NCE employee benefit plan prior to issuing any shares pursuant to any authorization provided in this proceeding. Shares of common stock for use under any employee benefit plans may either be newly issued shares, treasury shares or shares purchased in the open market. NCE hereby seeks authority for its open market purchase of these shares in accordance with the terms of or in connection with the operation of the plans. NCE may also acquire treasury shares through other open market purchases. NCE also proposes to issue and/or sell shares of common stock pursuant to these existing plans and similar plans or plan funding arrangements hereafter adopted, and to engage in other sales of its treasury shares for general business purposes, without any additional prior Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application.

                  The Applicants also hereby request authority for NCE to solicit proxies, authorizations or consents through a proxy statement, filed under and meeting the standards of the 1934 Act, requesting shareholder approval or ratification of amendments to, and/or requesting shareholder approval or ratification of, employee benefit plans for employees of NCE or its Subsidiaries. Such solicitations will be within the exemption provided by Rule 65.

                          iii.      Dividend Reinvestment Plan

                  In connection with the Merger, an NCE Dividend Reinvestment Plan substantially in the form attached hereto as Exhibit B-5 will become effective. NCE may issue and/or sell
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                                       9


shares of its common stock under the authorization, and within the limitations set forth herein, in connection with the operation of the NCE Dividend Reinvestment Plan. Shares of common stock for use under the plan may either be newly issued shares, treasury shares or shares purchased in the open market. NCE hereby seeks authority for the issuance and sale or open market purchases and sales of its shares in accordance with the NCE Dividend Reinvestment Plan.

                           b.       Short-Term Debt

                  To provide financing for general corporate purposes, other working capital requirements and construction spending until long term financing can be obtained, NCE may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from NCE will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that NCE's commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

                  Back-up bank lines of credit for 100% of the outstanding commercial paper are required by credit rating agencies. To satisfy this requirement, NCE proposes to establish back-up bank lines in an aggregate principal amount not to exceed the amount of authorized commercial paper. NCE would borrow, repay and reborrow under these lines from time to time, without collateral, to the extent that it becomes impracticable to sell commercial paper due to market conditions or otherwise. Loans under these lines will have a maturity date not more than one year from the date of each borrowing. NCE may engage in other types of short-term financing generally available to borrowers with investment grade credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance. NCE may contribute the proceeds of any such short-term debt to the Money Pools.

                           c.       Interest Rate and Equity Swaps

                  NCE requests authority to enter into, perform, purchase and sell financial instruments intended to manage the
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volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. NCE proposes to employ interest rate swaps as a means of prudently managing the risk associated with any of its outstanding debt by, in effect, synthetically
(i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure, i.e., NCE will not engage in "leveraged" or "speculative" transactions. The underlying interest rate indices of such interest rate swaps will closely correspond to the underlying interest rate indices of NCE's debt to which such interest rate swap relates. NCE will only enter into interest rate swap agreements with counterparties whose senior secured debt ratings, as published by Standard & Poor's Corporation, are greater than or equal to "BBB+", or an equivalent rating from Moody's Investor Service, Inc., Fitch Investor Service or Duff & Phelps.

                  NCE also seeks authority to engage in equity swaps. An equity swap is one in which two counterparts exchange the rate of return of an equity investment for the rate of return of a non-equity investment or another equity investment. Typically, an investor will swap either fixed or floating rate interest payments for payments indexed on the performance of a broad-based stock index in a domestic or foreign market. An equity swap may also allow the exchange of one equity market risk (such as a fixed sum based on the S&P index) for another market risk (such as a sum based on a foreign equity market index). The use of equity swaps could be used by NCE to hedge earnings from domestic or international investments it or its Subsidiaries may own, but would not be used in any way to transfer title to the equity securities owned by it which are used in the swap transaction. NCE requests reservation of jurisdiction over the use of equity swaps pending completion of the record as to the exact form of transactions. NCE also undertakes to file a post-effective amendment in this proceeding which will describe the general terms of each such equity swap and request a supplemental order of the Commission authorizing the issuance thereof by NCE. NCE further requests that each supplemental order be issued by the Commission without further public notice.


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                                       11


                           d.       Other Securities

                  In addition to the specific securities for which authorization is sought herein, NCE also proposes to issue other types of securities that it deems appropriate at any time and from time to time during the Authorization Period. NCE requests that the Commission reserve jurisdiction over the issuance of additional types of securities. NCE also undertakes to file a post-effective amendment in this proceeding which will describe the general terms of each such security and request a supplemental order of the Commission authorizing the issuance thereof by NCE. NCE further requests that each supplemental order be issued by the Commission without further public notice.

                  2.       Utility Subsidiary Financings

                  In June 1995, the Commission promulgated an amendment to Rule 52 under the Act to provide an exemption from the prior authorization requirements of the Act for the issuance and sale of "common stock, preferred stock, bond, note or other form of indebtedness" by a public utility subsidiary of a registered holding company, provided, among other things, (i) the issue and sale of such securities are solely for the purpose of financing the business of such public utility subsidiary company; (ii) the issue and sale of such securities have been expressly authorized by the state commission of the state in which such subsidiary company is organized and doing business; and (iii) the interest rates and maturity dates of any debt security issued to an associate company are designed to parallel the effective cost of capital of that associate company.(4) Most common and preferred stock, medium-term notes, long-term debt, including mortgage bonds, pollution control bonds and similar financings by the Utility Subsidiaries will qualify for, the Rule 52 exemption as they will have been approved by the Colorado Public Utility Commission ("CPUC") in the case of PSCo, the New

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4        Rule 52 also provides an exemption for issuances of the same types of securities by non-utility subsidiaries of a registered holding company provided the issuance is solely for the purpose of financing the existing business of such subsidiary and the interest rates and maturity dates of any debt security issued to an associate company is designed to parallel the effective cost of capital of that associate company.

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                                       12


Mexico Public Service Commission ("NMPSC") in the case of SPS and the Wyoming Public Service Commission ("WPSC") in the case of Cheyenne. Copies of the current state commission financing authorizations of PSCo, SPS and Cheyenne that relate to financing activities that are not subject to an exemption under the Act are attached hereto as Exhibits D-1, D-2 and D-3, respectively. However, certain external financings by the Utility Subsidiaries for which authorization is requested herein may be outside the scope of the Rule 52 exemption. The following securities may be issued without the approval of the applicable State Commission and, if not so approved, would be outside the scope of the Rule 52 exemption: for PSCo, debt securities with maturities of less than 12 months, for SPS, debt securities with maturities of less than 18 months and for Cheyenne, debt securities with maturities of less than 12 months.

                           a.       Short Term Debt

                  To provide financing for general corporate purposes and other working capital requirements, the Utility Subsidiaries may sell commercial paper, from time to time, in established domestic or European commercial paper markets in a manner similar to NCE as discussed in Item 1.E.1.b. above. The Utility Subsidiaries may also maintain backup lines of credit in aggregate principal amount not to exceed the amount of authorized commercial paper. The Utility Subsidiaries would borrow, repay and reborrow under such lines from time to time, without collateral, to the extent that it becomes impracticable to sell commercial paper due to market conditions or otherwise. Loans under these lines shall have a maturity date not more than one year from the date of each borrowing. Each Utility Subsidiary may engage in other types of short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, bank lines and debt securities issued under their respective indentures and note programs. The Utility Subsidiaries may contribute the proceeds of any such short term debt financing to the Utility Money Pool as described in Item 1.F. below.

                           b.       Interest Rate Swaps

                  Each Utility Subsidiary may engage in interest swaps to the same extent, and under the same conditions, discussed with respect to NCE in
Item 1.E.1.c. above.

                           c.       Other Securities

                  In addition to the specific securities for which authorization is sought herein, the Utility Subsidiaries may issue other types of securities during the Authorization Period that are not exempt from prior Commission approval. The Utility Subsidiaries request that the Commission reserve jurisdiction over the issuance of such additional types of securities except to the extent the same are exempt pursuant to Rule 52. Each Utility Subsidiary also undertakes to have a post-effective amendment filed in this proceeding that will describe the general terms of each such security of such Utility Subsidiary and request a supplemental order of the Commission authorizing the issuance thereof. The Utility Subsidiaries further request that each supplemental order be issued by the Commission without further public notice.

                  3.       Non-Utility Subsidiary Financings

                  The Non-Utility Subsidiaries are expected to be active in the development and expansion of energy-related or otherwise functionally related, non-utility businesses in the NCE holding company system. They will be competing with large, well-capitalized companies in different sectors of the energy and other industries. In order to accomplish investments in such competitive arenas, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. The majority of such financings will be exempt from prior Commission authorization pursuant to Rule 52.

                  The Non-Utility Subsidiaries may, however, engage in types of security financing with non-affiliates that are not exempt from prior Commission approval. The Non-Utility Subsidiaries therefore request that the Commission reserve jurisdiction over the issuance of such additional types of securities. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and request a supplemental order of the Commission authorizing the issuance thereof by the subject Non-Utility Subsidiary. The Non-Utility Subsidiaries further request that each supplemental order be issued by the Commission without further public notice.

                  4.       Intra-System Financings

                           a.       General

                  NCE may finance certain of its Subsidiaries and certain Subsidiaries may finance other Subsidiaries in an aggregate amount not exceeding $4 billion during the Authorization Period. The $4 billion excludes financing that is exempt pursuant to Rules 45 and 52. Such financings would generally be in the form of open account advances, long-term loans and/or capital stock purchases, as requested by the chief financial officer or treasurer or designee thereof of each such Subsidiary and agreed to by NCE or the lending Subsidiary, as the case may be. Open account advances will provide funds for general corporate purposes and other working capital requirements and temporarily for capital expenditures until long-term financing is obtained and/or cash is generated internally. NCE or the lending Subsidiary will determine, at its discretion, how much financing to give each borrowing Subsidiary as its needs dictate during the Authorization Period. Generally, NCE's or the lending Subsidiary's long-term loans to, and purchase of capital stock from, such borrowing Subsidiaries will provide financing for their capital expenditures, and will be exempt transactions under Rule 52. The Subsidiaries may also from time to time as deemed appropriate by them, buy back shares of their respective common stock or preferred stock from their respective parent companies.

                  Open account advances with interest to the Subsidiaries, which would not be covered by Rule 45 or Rule 52, may be made, repaid and remade on a revolving basis, with interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings of NCE or the lending Subsidiary as the case may be. If no such borrowings are outstanding then the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. Such advances may be made through the Money Pools discussed in Item 1.F. below.

                  The Non-Utility Subsidiaries may issue and NCE or other Non-Utility Subsidiary may acquire other types of securities which do not qualify for use of Rule 52 but which are considered appropriate during the Authorization Period. NCE and the Non-Utility Subsidiaries request that the Commission reserve jurisdiction over the issuance of such additional types of securities. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and request a supplemental order of the Commission authorizing the issuance thereof by the subject Non-Utility Subsidiary. NCE and the Non-Utility Subsidiaries further request that each supplemental order be issued by the Commission without further public notice.

                           b.       Guarantees

                  The Applicants request authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of other system companies as may be appropriate to enable such system companies to carry on in the ordinary course of their respective businesses, in an aggregate principal amount not to exceed $4 billion outstanding at any one time, except to the extent the same are exempt pursuant to Rule 52. The $4 billion limit on guarantees and other credit support obligations is in addition to the $10 billion limit on the external financing for NCE and its Subsidiaries and the $4 billion limit on intrasystem financing requested elsewhere herein. NCE may enter into such arrangements with respect to any Subsidiary and any Subsidiary may enter into such arrangements with respect to any other Subsidiaries.

                  5.       Changes in Capital Stock of Subsidiaries

                  The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to NCE or other immediate parent company during the Authorization Period cannot be ascertained at this time. It may happen that the proposed sale of capital stock may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use other forms of capital stock. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to increase the amount or change the terms of any such Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by NCE or other immediate parent company in the instant case. A Subsidiary would be able to change the par value, or change between par and no-par stock, without additional Commission approval.

                  The Applicants also seek authority to solicit proxies, consents or authorizations to obtain shareholder approval regarding changes to their capital stock which may be required under Section 12(e) of the Act and Rule 62 thereunder. Such solicitations will be within the exemption provided by Rule 65.

                  6.       Financing Entities

                  NCE and the Subsidiaries seek authority to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issue to third parties of income preferred securities or other securities authorized hereby. Request is also made for these financing entities to issue such securities to third parties in the event such transactions involving financing by the Applicants are not exempt pursuant to Rule 52. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by any of the Applicants to a financing entity in return for the proceeds of the financing,
(ii) the acquisition by any of the Applicants of voting interests or equity securities issued by the financing entity to establish any such Applicant's ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from 1 to 3 percent of the capitalization of the financing entity) and (iii) the guarantee by the Applicants of such financing entity's obligations in connection therewith. Each of the Applicants and the Subsidiaries also request authorization to enter into expense agreements with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such financing entities to third parties pursuant to this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity. In order to avoid double counting, however, the indebtedness issued by an Applicant to a financing entity will not count against the intrasystem financing limit set forth herein. Applicants also request that SPS be authorized to retain Southwestern Public Service Capital I, a wholly owned trust, that issued trust preferred securities and loaned the proceeds to SPS.

                  7.       Existing Financing Arrangements

                  NCE and the Subsidiaries hereby request authority to retain such financing arrangements as were in place prior to the Merger and which are not otherwise exempted from the provisions of the Act. The existing financing arrangements of the Utility Subsidiaries are set forth on Annex I attached hereto. The existing financing arrangements of the Non-Utility Subsidiaries are set forth on Annex II attached hereto.

         F.       Description of Money Pool Transactions

                  NCE and the Utility Subsidiaries hereby request authorization to establish the Utility Money Pool and the Utility Subsidiaries, to the extent not exempted by Rule 52, also request authorization to make unsecured short-term borrowings from the Utility Money Pool and to contribute surplus funds to the Utility Money Pool and to lend and extend credit to one another through the Utility Money Pool. The remaining Subsidiaries, all of which are Non-Utility Subsidiaries as well as any other newly formed Non-utility Subsidiaries, which NCE may form with the approval of the Commission, may participate in the Non-Utility Money Pool. The Non-Utility Money Pool activities of all of the Non-Utility Subsidiaries except PSCCC are exempt from the prior approval requirements of the Act under Rule 52. PSCCC is hereby requesting authority to make unsecured short-term borrowings from the Non-Utility Money Pool to the maximum amount requested herein, to contribute surplus funds to the Non-Utility Money Pool and to lend and extend credit to other Non-Utility Subsidiaries. NCE is requesting authorization to contribute surplus funds and to lend and extend credit to (a) the Utility Subsidiaries through the Utility Money Pool and (b) the Non-Utility Subsidiaries through the Non-Utility Money Pool.

                  The Applicants believe that the cost of the proposed borrowings through the two Money Pools will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the two Money Pools will generally be higher than the typical yield on short-term investments.

                  1.       Utility-Money Pool

                  Under the proposed terms of the Utility Money Pool, short-term funds would be available from the following sources for short-term loans to the Utility Subsidiaries from time to time: (1) surplus funds in the treasuries of Utility Money Pool participants other than NCE, (2) surplus funds in the treasury of NCE, and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper by NCE, PSCo, SPS and Cheyenne for loan to the Utility Money Pool ("External Funds"). Funds would be made available from such sources in such order as NC Services, as administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall lend funds to the Utility Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion.

                  As discussed in more detail below, a separate Non-Utility Money Pool will be established by NCE with other Non-Utility Subsidiary companies of NCE. Funds made available by NCE for loans through the money pools will be made available first for loans through the Utility Money Pool and thereafter for loans through the Non-Utility Money Pool.

                  Utility Money Pool participants that borrow would borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of NCE and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower would borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

                  Borrowings from the Utility Money Pool would require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party would be required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Utility Money Pool would be made to, and no borrowings through the Utility Money Pool would be made by, NCE.

                  The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool would initially be paid by the participant maintaining such line. A portion of such costs -- or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool -- would be retroactively allocated every month to the companies borrowing such External Funds through the Utility Money Pool in propor-tion to their respective daily outstanding borrowings of such External Funds.

                  If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by subsidiaries for all loans of such Internal Funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.

                  If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

                  In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

                  Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than A by a nationally recognized rating agency; (iv) commercial paper rated not less than A-1 or P-1 or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of de-posit, (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

                  The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds provided to the Utility Money Pool by such participant.

                  Each Applicant receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. All loans made through the Utility Money Pool could be prepaid at any time by the borrower without premium or penalty.

                  Under the authorization requested herein, all loans through the Utility Money Pool would be made on or before December 31, 2002. All loans would mature on demand, or on a date agreed by the parties (but in any case not later than one year after the date of the applicable borrowing), and would be prepayable in whole at any time or in part from time to time, without premium or penalty. Interest would be payable by each borrower monthly.

                  2.       Non-Utility Money Pool

                  The Non-Utility Money Pool will be operated on the same terms and conditions as the Utility Money Pool, except that NCE funds made available to the Money Pools will be made available to the Utility Money Pool first and thereafter to the Non-Utility Money Pool. All contributions to, and borrowings from, the Non-Utility Money Pool are exempt pursuant to the terms of Rule 52 under the Act, except contributions and extensions of credit by NCE and PSCCC and short-term borrowings by PSCCC in an amount not to exceed 40% of its total capitalization, authorization for which is hereby requested.

                  3.       Other Contributions to Money Pool

                  NCE, SPS, PSCo and Cheyenne may contribute funds from the issuance of short term debt as authorized above to the Utility Money Pool. NCE may contribute funds from the issuance of short term debt to the Non-

Utility Money Pool and the Non-Utility Subsidiaries may contribute funds from the issuance of short term debt to the Non-Utility Money Pool.

                  4.       Operation of the Money Pools and
                           Administrative Matters

                  Operation of the Utility and Non-Utility Money Pools, including record keeping and coordination of loans, will be handled by NC Services under the authority of the appropriate officers of the participating companies. NC Services will administer the Utility and Non-Utility Money Pools on an "at cost" basis and will maintain separate records for each money pool. Surplus funds of the Utility Money Pool and the Non-Utility Money Pool may be combined in common short-term investments, but separate records of such funds shall be maintained by NC Services as administrator of the pools, and interest thereon shall be separately allocated, on a daily basis, to each Money Pool in accordance with the proportion that the amount of each Money Pool's surplus funds bears to the total amount of surplus funds available for investment from both Money Pools.

                  5.       Authorization Amounts

                  It is proposed that the Subsidiaries borrow short term funds from the Money Pool. The maximum amount of Money Pool borrowings outstanding for each Subsidiary will be determined by NCE and the Subsidiaries in accordance with business needs. Actual short-term financing would be issued based on working capital requirements and any interim financing needed to bridge between issuances of long-term capital. The maximum short-term debt under the Money Pool to be issued by PSCo, SPS and Cheyenne will not exceed 40% of their total capitalization.

                  6.       Use of Proceeds

                  Proceeds of any short term borrowings from the Money Pools by the Applicants may be used by each such Applicant (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general purposes.

         G.       Financing of EWGs and FUCOs

                  As described in the Merger U-1, upon consummation of the Merger, NCE, through its Non-Utility Subsidiaries, will own certain interests in EWGs. As outlined in the Merger U-1, NCE's Non-Utility Subsidiaries, e prime and Quixx and their subsidiaries, may expend internally generated funds on the development of such projects and FUCOs. In addition, e prime and Quixx and their subsidiaries will continually seek out and review investment opportunities which could lead to the acquisition of an interest in or the construction of EWGs or FUCOs. Sections 32 and 33 of the Act permit a registered holding company to acquire and maintain interests in one or more EWGs or FUCOs without the need to apply for or receive approval from the Commission. To the extent that funds for one or more projects are required in excess of internally generated funds, NCE hereby requests Commission authorization to invest proceeds from the financings authorized hereby in EWGs and FUCOs in compliance with Rule 53(a)(1) such that NCE's aggregate investment at any one time during the period covered by this Application will not exceed 50% of its "consolidated retained earnings", as defined in Rule 53(a)(1)(ii). NCE may seek additional Commission authorization if one or more prospective transactions warrant additional financing.

         H.       Filing of Certificates of Notification

                  It is proposed that, with respect to NCE, the reporting system of the 1933 Act and the 1934 Act be integrated with the reporting system under the 1935 Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and NCE. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur.

                  The Rule 24 certificates will contain the following information:

                  (a) If sales of capital stock by NCE are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

                  (b) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NCE, that has engaged in financing transactions during the quarter;

                  (c) Future registration statements filed under the 1933 Act with respect to securities that are the subject of the Application and proxy materials filed under the Securities Exchange Act of 1934 that relate to matters which are the subject of this Application will be filed (or incorporated by reference) as exhibits to the next certificate filed pursuant to Rule 24;

                  (d) A summary of any Money Pool activity, including (i) the maximum amount of each Money Pool participant's short-term borrowings outstanding during such quarter, and (ii) the average rate for the Utility Money Pool and the Non-Utility Money Pool during such quarter.

         I.       Statement Pursuant to Rule 54


                  Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

                  Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings. Fifty percent of NCE's retained earnings, pro forma as of September 30, 1996 was $380,033,000; NCE's pro forma aggregate investment (as defined in Rule 53(a)(1)(i)) in EWGs and FUCOs is estimated to be approximately $8,207,000, thereby satisfying Rule 53(a)(1).

                  NCE and its Subsidiaries will maintain books and records to identify the investments in and earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity are and will be kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are and will be prepared according to GAAP, and NCE undertakes to provide the Commission access to such books and records and financial statements as it may request.

                  Employees of NCE's domestic public-utility companies will not render services, directly or indirectly, to the EWGs or FUCOs in the NCE System, thereby satisfying Rule 53(a)(3).

                  NCE, in connection with any Form U-1 seeking approval of EWG or FUCO financing, will submit copies of the documents described in Rule 53(a)(4) with every federal, state or local regulation having jurisdiction over the retail rates of the public-utility companies in the NCE System. Rule 53(a)(4) will be correspondingly satisfied.

                  None of the conditions described in Rule 53(b) exist with respect to NCE, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

Item 2.  Fees, Commissions and Expenses

                  Estimated Legal Fees and Expenses
                                                                    $
                  Estimated Miscellaneous Expenses
                                                                    $---------
                                      Total

Item 3.  Applicable Statutory Provisions

                  Sections 6(a), 7, 9(a), 10, and 12 of the Act and Rules 42, 43, 45, 52 and 62 are considered applicable to the proposed transactions.

                  To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically set forth herein, request for such authorization, approval or exemption is hereby made.

Item 4.  Regulatory Approvals

                  No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions. If any such agency obtains jurisdiction over any of the proposed transactions, any orders obtained will be promptly filed with the Commission.

Item 5.  Procedure

                  The Applicants hereby request that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application not later than February 24, 1997, such notice to specify a date not later than March 21, 1997, by which comments may be entered and a date not later than the date of the Commission's order for the Merger U-1, as the date which an order of the Commission granting and permitting the Application to become effective may be entered by the Commission. A form of Notice is filed herewith as Exhibit G-1.

                  Without prejudice to its right to modify the same if a hearing should be ordered on this Application, NCE hereby makes the following specifications required by paragraph (b) of Item 5 of Form U-1:

                  1. There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

                  2. The Division of Investment Management may assist in the preparation of the Commission's decision and/or order.

                  3. There should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective.

Item 6.  Exhibits and Financial Statements

         A.       Exhibits

                  B-1  Form of Commercial Paper Note

                  B-2  Form of Standard Purchase Agreement - Debt securities

                  B-3  Form of Standard Purchase Agreement - Stock

                  B-4  Summary of Terms of Employee Benefit Plans
                       (to be filed by Amendment)

                  B-5  Form of NCE Dividend Reinvestment Plan

                  B-6  Form of Indenture for Debt Securities

                  D-1 Current Financing Order[s] issued by the Colorado Public Utilities (to be filed by Amendment)

                  D-2 Current Financing Order[s] issued by the New Mexico Public Service Commission (to be filed by Amendment)

                  D-3 Current Financing Order[s] issued by the Wyoming Public Service Commission (to be filed by Amendment)

                  F-1  Opinion of Counsel (to be filed by Amendment)

                  G-1  Proposed Form of Public Notice

                  G-2 Financial Data Schedules (incorporated by reference to the Annual Report on Form 10-K of NCE for the fiscal year ended December 31, 1996)

         B.       Financial Statements

                  1.1 Pro-Forma Balance Sheet of NCE and subsidiaries, consolidated, as of September 30, 1996 (incorporated by reference to the Annual Report on Form 10-K of SPS for the fiscal year ended August 31, 1996 (File No. 1-3789)).

                  1.2 Pro-Forma Statement of Income of NCE and subsidiaries, for the 12 months ended September 30, 1996 (incorporated by reference to the Annual Report on Form 10-K of SPS for the fiscal year ended August 31, 1996 (File No. 1-3789)).

                  2.1 Balance Sheet of PSCo as of September 30, 1996 (incorporated by reference to the Quarterly

                           Statement on Form 10-Q of PSCo for the quarter ended September 30, 1996 (File No. 1-3280)).

                  2.2 Statement of Income and Retained Earnings of PSCo for the nine months ended September 30, 1996 (incorporated by reference to the Quarterly Statement on Form 10-Q of PSCo for the quarter ended September 30, 1996 (File No. 1-3280)).

                  3.1 Balance Sheet of SPS as of November 30, 1996 (incorporated by reference to the Quarterly Statement on Form 10-Q of SPS for the quarter ended
                           November 30, 1996 (File No. 1-3789)).

                  3.2 Statement of Earnings for the three months ended November 30, 1996 (incorporated by reference to the Quarterly Statement on form 10-Q of SPS for the quarter ended November 30, 1996 (File No. 1-3789)).

Item 7.  Information as to Environmental Effects

                  None of the matters that are the subject of this application and declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this application will not result in changes in the operation of the company that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this application.



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                                       28



                                    SIGNATURE


                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this application and declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                                By:    /s/ Doyle R. Bunch
                                       -------------------------------
                                       Name:  Doyle R. Bunch, II
                                       Title: Chairman and Secretary
Date:  February 18, 1997